

March 29, 2011

Joseph Lloyd McAdams
Chairman and Chief Executive Officer
Anworth Mortgage Asset Corporation
1299 Ocean Avenue
Second Floor
Santa Monica, CA 90401

      Re: Anworth Mortgage Asset Corporation
            Preliminary Proxy Statement on Schedule 14A
            Filed March 16, 2011
            File No. 000-13709

Dear Mr. McAdams:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                Michael McTiernan
                Assistant Director

cc: John Hillman, Director of Investor Relations (*via facsimile*)